PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED MARCH 2, 2009)	Registration No. 333-154579

10,361,251 Shares of Common Stock

This prospectus supplement supplements the prospectus dated March 2, 2009 relating to the public offering of shares of our common stock by YA Global Investments, L.P., the selling stockholder.  The selling stockholder may sell under the prospectus up to 10,361,251 shares of our common stock.  This prospectus supplement includes the information contained in our quarterly report on Form 10-Q for the quarter ended March 31, 2009 and attached to this prospectus supplement as Annex I.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated March 2, 2009. You should read this prospectus supplement in conjunction with the prospectus.  This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement updates and supercedes the information contained in the prospectus dated March 2, 2009.

Our common stock is quoted on the OTC Bulletin Board under the symbol “ADLS.OB.”  On May 11, 2009, the last reported sale price of our common stock on the OTC Bulletin Board was $0.65 per share.

Investment in our common stock involves risks.

See “Risk Factors” beginning on page 1 of the prospectus

and in Item IA of Part II of our Form 10-Q attached as Annex I.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 12, 2009.

Annex I.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the Quarterly Period Ended: March 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No: 000-51436

ADVANCED LIFE SCIENCES HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	30-0296543
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification no.)

1440 Davey Road
Woodridge, IL 60517
(Address, including zip code of registrants principal executive offices)

Registrant’s telephone number: (630) 739-6744

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer.  See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☒

As of May 7, 2009, the registrant had 45,992,160  shares of common stock, $0.01 par value per share, outstanding.

ADVANCED LIFE SCIENCES HOLDINGS, INC.
(A DEVELOPMENT STAGE ENTITY)
INDEX
Form 10-Q

PART I — FINANCIAL INFORMATION (UNAUDITED)
Item 1.	Consolidated Financial Statements:
Consolidated Balance Sheets as of March 31, 2009 and December 31, 2008
Consolidated Statements of Operations for the three months ended March 31, 2009 and 2008 and for the period from inception (January 1, 1999) through March 31, 2009
Consolidated Statements of Stockholders’ Equity (Deficit) for period from inception (January 1, 1999) through March 31, 2009
Consolidated Statements of Cash Flows for the three months ended March 31, 2009 and 2008 and for the period from inception (January 1, 1999) through March 31, 2009
Notes to Consolidated Financial Statements
Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
Item 3.	Quantitative and Qualitative Disclosures About Market Risk
Item 4.	Controls and Procedures

PART II — OTHER INFORMATION
Item 1.	Legal Proceedings
Item 1A.	Risk Factors
Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
Item 6.	Exhibits
Signatures
Exhibit Index

PART I — FINANCIAL INFORMATION

Item 1.    Consolidated Financial Statements (Unaudited)

ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31, 2009	December 31, 2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$488,632	$1,527,108
Grant receivable	134,889	63,444
Prepaid insurance	150,148	227,313
Other prepaid expenses and deposits	123,757	143,808

Total current assets	897,426	1,961,673

PROPERTY AND EQUIPMENT:
Furniture and fixtures	244,072	244,072
Laboratory equipment	—	159,186
Computer software and equipment	258,786	258,786
Leasehold improvements	505,804	505,804

Total property and equipment–at cost	1,008,662	1,167,848
Less accumulated depreciation	(645,980)	(760,329)

Property and equipment–net	362,682	407,519

OTHER ASSETS:
Deferred offering and financing costs	210,066	450,861

TOTAL ASSETS	$1,470,174	$2,820,053

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$1,816,526	$1,379,941
Accrued clinical trial and NDA expenses	112,452	458,260
Accrued payroll	735,890	506,537
Other accrued expenses	340,259	352,466
Accrued interest payable	98,770	72,572
Short-term lease payable	8,812	8,468
Short-term notes payable - related party	2,000,000	—

Total current liabilities	5,112,709	2,778,244

Long-term lease payable	2,013	4,350
Long-term grant payable	500,000	500,000
Long-term notes payable - related party	—	2,000,000
Line of credit	10,000,000	9,915,000

Total liabilities	15,614,722	15,197,594

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock, $0.01 par value–60,000,000 shares authorized; 43,259,241 issued and outstanding at March 31, 2009; 40,810,932 shares issued and outstanding at December 31, 2008	432,592	408,109
Additional paid-in capital	110,093,540	109,601,807
Deficit accumulated during the development stage	(124,670,680)	(122,387,457)
Noncontrolling interest in subsidiary	—	—

Total stockholders’ equity (deficit)	(14,144,548)	(12,377,541)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$1,470,174	$2,820,053

See notes to unaudited consolidated financial statements.

ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

			Period From Inception (January 1, 1999)
	Three months ended March 31,		Through
	2009	2008	March 31, 2009
Revenue:
Management fees	$—	$—	$1,161,180
Grants	411,485	—	1,687,886
Royalty–related party	—	—	45,238

Total revenue	411,485	—	2,894,304

Expenses:
Research and development	934,769	1,868,054	91,515,170
Contracted research and development— related party	—	—	7,980,299
Selling, general and administrative	1,508,953	1,726,366	28,557,590

Total expenses	2,443,722	3,594,420	128,053,059

Loss from operations	(2,032,237)	(3,594,420)	(125,158,755)

Net other (income) expense:
Interest income	(1,732)	(156,641)	(2,950,594)
Interest expense	252,718	104,355	3,401,571
Gain on sale of interest in Sarawak Medichem Pharmaceuticals joint venture	—	—	(939,052)

Net other (income) expense	250,986	(52,286)	(488,075)

Net loss	(2,283,223)	(3,542,134)	(124,670,680)

Less net loss attributable to the noncontrolling interest in subsidiary	—	—	—

Net loss attributable to Advanced Life Sciences Holdings, Inc.	(2,283,223)	(3,542,134)	(124,670,680)

Less accumulated preferred stock dividends of subsidiary for the period	43,750	43,750	1,713,542

Net loss available to common shareholders	$(2,326,973)	$(3,585,884)	$(126,384,222)

Net loss per share available to common shareholders - basic and diluted	$(0.06)	$(0.09)

Weighted average shares outstanding - basic and diluted	41,779,634	38,502,987

See notes to unaudited consolidated financial statements.

ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

			Additional	Deficit Accumulated During the	Noncontrolling
	Common Stock		Paid-in	Development	Interest
	Shares	Amount	Capital	Stage	in Subsidiary	Total

BALANCE–January 1, 1999 (inception)	—	$—	$—	$—	$—	$—

Issuance of stock (at inception)	1,588,000	250,000	—	—	—	250,000
Issuance of common stock, net of offering costs (August 2005)	6,721,814	67,218	29,210,558	—	—	29,277,776
Issuance of common stock, net of offering costs (March 2006)	10,233,464	102,335	33,266,653	—	—	33,368,988
Issuance of common stock, net of offering costs (December 2007)	10,191,083	101,911	17,700,186	—	—	17,802,097
Issuance of common stock, net of offering costs (September 2008)	1,888,606	18,886	1,634,193	—	—	1,653,079

Exchange of shares under recapitalization (December 2004)	(1,629,685)	(256,563)	—	—	—	(256,563)
Issuance of shares under recapitalization (December 2004)	9,482,015	94,820	161,743	—	—	256,563
Capital contributions (December 2004)	—	—	12,711,330	—	—	12,711,330
Issuance of 14,887 warrants (December 2004)	—	—	11,898	—	—	11,898
Issuance of common stock in exchange for licenses (December 2004)	1,122,569	11,226	8,988,774	—	—	9,000,000
Issuance of common stock in exchange for reduction of milestones payable (August 2005)	600,000	6,000	3,000,000	—	—	3,006,000
Modification of 14,887 warrants (August 2005)	—	—	18,925	—	—	18,925
Issuance of common stock as payment for commitment fees (September 2008)	393,339	3,933	296,067	—	—	300,000
Issuance of 65,000 warrants (October 2008)	—	—	7,445	—	—	7,445

Issuance of stock related to option exercises (since inception)	219,727	8,343	31,014	—	—	39,357

Compensation expense related to stock options (since inception)	—	—	2,563,021	—	—	2,563,021

Net loss (since inception)	—	—	—	(122,387,457)	—	(122,387,457)

BALANCE—December 31, 2008	40,810,932	408,109	109,601,807	(122,387,457)	—	(12,377,541)

Issuance of common stock under the standby equity distribution agreement, net of offering costs	2,448,309	24,483	322,878	—	—	347,361
Compensation expense related to stock options	—	—	168,855	—	—	168,855

Net loss	—	—	—	(2,283,223)	—	(2,283,223)

BALANCE—March 31, 2009	43,259,241	$432,592	$110,093,540	$(124,670,680)	$—	$(14,144,548)

See notes to unaudited consolidated financial statements.

ADVANCED LIFE SCIENCES HOLDINGS, INC. AND SUBSIDIARY

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

			Inception (January 1, 1999)
	Three months ended March 31,		Through
	2009	2008	March 31, 2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,283,223)	$(3,542,134)	$(124,670,680)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation and amortization	34,344	53,397	875,914
Non-cash interest expense	3,694	1,250	112,567
Stock compensation expense	168,855	210,982	2,731,876
Non-cash research and development	—	—	24,466,667
Non-cash settlement of milestone payment	—	—	6,000
Gain on sale of interest in Sarawak Medichem Pharmaceuticals (SMP)	—	—	(939,052)
Loss on disposal	10,493	—	23,822
Changes in operating assets and liabilities:
Clinical supplies	—	—	533,333
Accounts receivable	(71,445)	—	(134,889)
Prepaid expenses	97,216	1,068,567	(282,453)
Other assets	—	—	8,548
Accounts payable	483,080	(1,238,622)	1,704,314
Accrued expenses	(103,661)	(1,889,235)	1,188,602
Licenses payable	—	—	(11,000,000)
Accrued interest on debt	26,198	(1,686)	676,833

Net cash flows from operating activities	(1,634,449)	(5,337,481)	(104,698,598)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(5,466)	(323,275)	(1,098,167)
Proceeds from the sale of SMP	—	—	939,052
Proceeds from the sales of investments	—	—	31,557,158
Purchase of investments	—	—	(31,557,158)

Net cash flows from investing activities	(5,466)	(323,275)	(159,115)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock and capital contributions	554,471	(62,880)	89,927,761
Proceeds from issuance of note payable and line of credit	85,000	—	15,103,691
Proceeds from grants	—	—	500,000
Proceeds from stock options exercised	—	—	39,357
Payments of deferred offering and financing fees	(36,039)	(10,000)	(71,039)
Payments on capital leases	(1,993)	(1,715)	(153,425)

Net cash flows from financing activities	601,439	(74,595)	105,346,345

NET (DECREASE) INCREASE IN CASH	(1,038,476)	(5,735,351)	488,632

CASH—Beginning of period	1,527,108	18,324,991	—

CASH—End of period	$488,632	$12,589,640	$488,632

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$224,179	$114,790	$2,614,820

SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS
Noncash investment activity:
Purchase of property and equipment under capital leases	—	—	164,249
Capital expenses included in accounts payable	—	11,783	—
Noncash financing activity:
Issuance of common shares for licenses	—	—	9,000,000
Issuance of common shares for reduction of milestone payment	—	—	3,000,000
Unpaid costs associated with the issuance of common stock	—	—	38,746
Debt discount	—	—	30,823
Deferred offering and financing costs	$—	$—	$410,911

See notes to unaudited consolidated financial statements.

ADVANCED LIFE SCIENCES HOLDINGS, INC.
( A DEVELOPMENT STAGE COMPANY)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(UNAUDITED)

1.                 Summary of Significant Accounting Policies

Nature of Business- Advanced Life Sciences Holdings, Inc. and its subsidiary Advanced Life Sciences, Inc. (together, the “Company”) conduct new drug research and development in the fields of infectious disease, oncology and respiratory disease.  Since inception, the Company has devoted substantially all of its efforts to activities such as financial planning, capital raising and product development, and has not derived significant revenues from its primary business activity.  Accordingly, the Company is in the development stage, as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises.

Basis of Presentation- The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and with the rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.  However, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, unless otherwise noted herein, necessary to present fairly the results of operations, financial position and cash flows have been made.  Therefore, these consolidated financial statements should be read in conjunction with the Company’s most recent audited financial statements for the year ended December 31, 2008 and notes thereto. The consolidated financial statements include the accounts of the Advanced Life Sciences Holdings, Inc. and its wholly-owned subsidiary Advanced Life Sciences, Inc. (“ALS Inc.”)  All intercompany balances and transactions have been eliminated.  The results of operations for any interim period are not necessarily indicative of the results of operations expected for the full year.

The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations and the realization of assets and liquidation of liabilities in the ordinary course of business.  However, as a result of the Company’s continued losses and current cash and financing position, such realization of assets or liquidation of liabilities without substantial adjustments is uncertain.  Given this uncertainty, there is significant doubt as to the Company’s ability to continue as a going concern.

Revenue and Income Recognition- Revenue related to award grants from various government agencies is recognized as the related research and development costs are incurred and as services are performed in accordance with the terms of the grant agreements.

Business and Credit Risks- The Company is subject to risks and uncertainties common to drug discovery companies, including technological change, potential infringement on intellectual property of third parties, new product development, regulatory approval and market acceptance of its products, activities of competitors and its limited operating history.

The Company has incurred losses since its incorporation in January 1999 and has funded its operations to date primarily from debt financings and capital contributions from its founder and Chief Executive Officer, proceeds from the initial public offering of its common stock, the subsequent sale of its common stock in three private placements, including its commercial partnership agreement with Wyeth Pharmaceuticals (“Wyeth”), and borrowings under its bank line of credit.  In addition, the Company executed a Standby Equity Distribution Agreement (“SEDA”) which provides for the sale of up to $15.0 million of its common stock to an accredited investor, YA Global Investments, L.P. (“YA Global”), an affiliate of Yorkville Advisors (see Note 2).  In April 2009, the Company filed a shelf registration statement on Form S-3 with the SEC and subsequently the shelf registration has been declared effective by the SEC.   The shelf registration will allow the Company to raise capital from time to time through the sale of common stock, preferred stock and/or equity warrants.  While the aggregate amount of the securities registered on the shelf registration statement is $35.0 million, the Company’s ability to sell securities under the shelf registration statement in any given 12-month period is subject to certain SEC volume limitations relative to its non-affiliated market cap. If the Company raises additional capital by issuing equity securities, its shareholders could experience substantial dilution. The Company will not be generating any product-based revenues or realizing cash flows from operations in the near term, if at all.  The Company may not have sufficient cash or other funding available to complete its anticipated business activities during 2009.  In order to address its working capital shortfall the Company intends to raise additional capital through the issuance of equity securities and by licensing its lead compound, cethromycin, to additional commercial partners.  The Company believes, based upon current market conditions, additional commercial partnership agreements would include a series of milestone payments, including up-front milestones that would fund the Company’s continued operations.  Although management believes the Company could secure additional commercial partnerships, there can be no assurances that such partnerships will be available at terms acceptable to the Company, if at all.

The Company received a notice on April 28, 2009 from the Nasdaq Listing Qualifications Panel (the “Panel”) that the Panel has determined to delist the Company’s common stock from The Nasdaq Stock Market unless the Nasdaq Listing and Hearing Review Council (the “Listing Council”) calls the matter for review and stays the delisting.  The Panel’s decision was based on the Company’s inability to evidence compliance with the $2.5 million shareholders’ equity requirement or the $35.0 million market value of listed securities requirement of the Nasdaq Capital Market.  The Panel indicated that absent a stay by the Listing Council, the trading of the Company’s common stock on The Nasdaq Stock Market will be suspended at the open of trading on May 5, 2009.  The Company made a formal request that the Listing Council issue such a stay but the request was not granted.  The Company’s common stock began trading on the OTC Bulletin Board (“OTCBB”) on May 6, 2009.  Trading on the OTCBB will allow the Company to sell shares of common stock under its SEDA with YA Global. The Company’s common stock was eligible for trading on the Pink Sheets beginning on May 5, 2009.

The accompanying financial statements do not include any adjustments that might result from the outcome of any uncertainties discussed in the Company’s Business and Credit Risks summary.

2.                 Private Placements

In September 2008, the Company entered into a SEDA, with YA Global, for the sale of up to $15.0 million of shares of the Company’s common stock over a two-year commitment period.   Under the terms of the SEDA, the Company may from time to time, in its discretion, sell newly-issued shares of its common stock to YA Global at a discount to the current market price of 5%. The amount of each advance is limited to the greater of $400,000 or the average trading volume for the five trading days prior the advance notice date.  The Company is not obligated to utilize any of the $15.0 million available under the SEDA and there are no minimum commitments or minimum use penalties.  The Company’s restructured credit facility with its lender (see Note 4) also contains a covenant limiting the Company’s utilization of the SEDA to $9.0 million without the bank’s prior consent. For the three months ended March 31, 2009, the Company had issued 2,448,309 shares to YA Global and received approximately $0.6 million through the usage of the SEDA facility.

3.                 Related Party Transactions

The Company’s Chief Executive Officer, Michael T. Flavin Ph.D., loaned $2.0 million to the Company in 2001 (see Note 4).  Interest expense of $39,000 was recorded for the three months ended March 31, 2009 and 2008, related to the loan.

The Company’s line of credit with a financial institution is secured by substantially all of the Company’s assets, except that the collateral specifically excludes any rights that the Company has as a result of its license agreement with Abbott Laboratories (“Abbott”) for cethromycin, and is further secured by 2.5 million shares of the Company’s stock held by ALS Ventures, LLC (see Note 4), which is beneficially owned by the Company’s Chief Executive Officer.

The Company leases facilities from the BioStart Property Group (“BioStart”), a wholly-owned subsidiary of Flavin Ventures, which is owned by the Company’s Chief Executive Officer.  The operating lease expired in September of 2008 and the Company is currently leasing the facilities on a month-to-month basis.  Lease obligations amounting to $84,000 relating to the three months ended March 31, 2009 were deferred and are expected to be paid later in the year.  Lease payments totaled approximately $79,000 for the three months ended March 31, 2008.

4.                 Debt Obligations

In September 2001, the Company incurred indebtedness under a $2.0 million promissory note with the Chief Executive Officer of the Company, which bears interest at 7.75%.  Principal plus any accrued interest was due in a lump sum on January 5, 2009.  On January 5, 2009, the note was extended to January 5, 2010, all other terms remained unchanged and in effect. Interest expense of $39,000 was recorded for the three months ended March 31, 2009, of which $26,000 was deferred and is expected to be paid later in the year.  As of March 31, 2009 and December 31, 2008, the Company had $2.0 million outstanding under the note.

The Company has a $10.0 million revolving line of credit with a financial institution with a maturity date of January 1, 2011, and a fixed interest rate of 8.5%.  The line of credit is secured by substantially all of the Company’s assets, except that the collateral specifically excludes any rights that the Company may have as a result of its license agreement with Abbott for cethromycin, and is further secured by 2.5 million shares of the Company’s common stock held by ALS Ventures, LLC.  The credit agreement contains a material adverse change clause, which is subject to the judgment of the lender and, if triggered, can accelerate the payment of the debt.  The terms also include a covenant limiting the use of the SEDA to $9.0 million without the bank’s prior consent.   In October 2008, the Company issued warrants for the purchase of 65,000 shares of its common stock at an exercise price of $1.00 per share to the lender as a closing fee.  The warrants became exercisable upon issuance and will expire five years from the date of the grant.  As of March 31, 2009 and December 31, 2008, the Company had outstanding under the note $10.0 million and $9.9 million, respectively.

5.                 Restructuring

On February 6, 2009, the Company committed to a restructuring plan that resulted in the reduction of 30% of the Company’s workforce.  In connection with the restructuring plan, the Company will focus its resources on the cethromycin program.  In the first quarter ended March 31, 2009, the Company incurred restructuring charges of approximately $60,000, primarily associated with personnel-related termination costs.  In addition, the Company discontinued its laboratory operations and recorded a non-cash charge of approximately $10,000 to retire laboratory equipment.

6.                 Commitments

Vendor Contracts- The Company administers its cethromycin program largely under contracts with third parties.  Through March 31, 2009, contracts totaling $47.5 million have been executed related to the cethromycin program, which includes the development, commercialization and pre-launch activities associated with cethromycin as well as anthrax-related studies.  To date the Company has paid $42.1 million under these contracts and the remaining balance of $5.4 million is expected to be paid over the next two years.  Subcontractor arrangements in connection with the DTRA award grant are expected to be approximately $3.1 million over a two-year period which began in August 2008.  In addition, to date the Company has executed $1.2 million in contracts related to the ALS-357 program, of which the remaining balance of $888,000 is expected to be paid over the next three years.  The commencement of clinical trials to study ALS-357 as a topical treatment for patients with metastatic melanoma may be delayed due to insufficient patient enrollment, which is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites, the availability of effective treatments for the relevant disease, and the eligibility criteria for the clinical trial.

Grant Payable- In April 2005, the Company was awarded a $500,000 grant from the State of Illinois to fund expansion of its corporate headquarters in Woodridge, Illinois.  Under the terms of the grant, the Company is to create 100 full-time jobs at its corporate headquarters between January 31, 2005 and December 31, 2010 (“grant period”).  If the Company does not create the specified number of full-time jobs, it is required to repay the grant proceeds on a pro-rata basis of actual jobs created compared to the total defined in the grant.  The entire grant has been spent or obligated and therefore the $500,000 has been classified as a long-term liability as the Company must create and maintain positions created during the grant period through January 31, 2010.    Through March 31, 2009, five new jobs have been created and retained since the grant was awarded.

7.                 Stock Option Grants

The Company did not grant stock options during the three months ended March 31, 2009.  For the three months ended March 31, 2008, the Company granted stock options to purchase up to 708,800 shares of common stock to certain employees and directors. The exercise price of the options was the market price of the Company’s common stock on the date of grant.  The Company recognized compensation expense totaling approximately $169,000 and $211,000 for the three months ended March 31, 2009 and 2008, respectively in accordance with SFAS No. 123 (R), Share-Based Payment.

8.                 Net Loss Per Share

Basic loss per share is computed by dividing net loss by the number of weighted average common shares outstanding during the reporting period.  Diluted loss per share is calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period.  The computation of diluted shares outstanding for the periods ended March 31, 2009 and 2008 excludes incremental shares of 13,356,138 and 12,780,851 respectively, related to outstanding employee stock options and warrants.  These shares are excluded due to their anti-dilutive effect as a result of the Company’s net losses for the periods ended March 31, 2009 and 2008.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of Accounting Research Bulleting No. 51 (“SFAS 160”). SFAS 160 changes the accounting and reporting for minority interests, which includes retrospective adjustments to recharacterize noncontrolling interests and classification as a component of equity.  SFAS 160 was effective beginning the first fiscal quarter of 2009.  The adoption of SFAS 160 did not have a material impact on the Company’s statements of financial position, results of operations and cash flows.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this quarterly report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel drugs in the areas of infectious disease, oncology and respiratory disease. Using our internal discovery capabilities and our network of pharmaceutical and academic partners, we have assembled a promising pipeline of clinical and preclinical product candidates. Our most advanced product candidate, cethromycin, is a novel once-a-day oral antibiotic that recently completed two pivotal Phase III clinical trials in community acquired pneumonia (“CAP”) and a new drug application (“NDA”) of cethromycin has recently been submitted to the Food and Drug Administration (“FDA”). Cethromycin is also being developed as a bio-defense agent for use in the treatment of anthrax and other potential broad-spectrum medical countermeasures.  We also have product candidates in earlier stages of development for the treatment of indications including respiratory distress caused by inflammation-related tissue damage and malignant melanoma.

None of our product candidates have been approved by the FDA or any comparable foreign agencies, and we have not generated any significant revenues to date. Our ability to generate revenues in the future will depend on our ability to meet development or regulatory milestones under any license agreements that trigger payments to us, to enter into new license agreements for other products or territories and to receive regulatory approvals for, and successfully commercialize, our product candidates either directly or through commercial partners.

Development Update

In February 2009, we received notice from the FDA that the agency’s Anti-infective Drugs Advisory Committee (“AIDAC”) is scheduled to meet on June 2, 2009, and will discuss the NDA for cethromycin oral tablets for the proposed indication of outpatient treatment of adults with mild-to-moderate community acquired pneumonia (“CAP”). The anticipated target Prescription Drug User Fee Act (“PDUFA”) date of the cethromycin NDA is July 31, 2009.

As of March 31, 2009, we estimate that our cethromycin development program will require an additional $30.9 million in expenditures which includes $30.0 million in additional milestone payments to Abbott and $900,000 of payments related to clinical and manufacturing contracts.  The $30.0 million Abbott milestone payment is triggered upon receiving FDA approval for cethromycin.  Under the current contract terms, the $30.0 million payment would be due within 20 business days after receipt of regulatory approval.

If cethromycin is approved for marketing by the FDA, we plan to sell cethromycin using commercial partners to access the primary care physician market and to build and utilize a focused internal sales force that will market directly to early adopters such as, but not limited to, pulmonary medicine and infectious disease physicians.  While we entered into a development and commercialization agreement for cethromycin with Wyeth Pharmaceuticals (“Wyeth”), in the Asia Pacific region, excluding Japan, discussions with other potential commercial partners focused on other geographical markets such as the European Union and the United States are ongoing.

In September 2008, we entered into a development and commercialization agreement for cethromycin with Wyeth, in the Asia Pacific region excluding Japan. We will retain exclusive rights to cethromycin in the rest of the world, including North America and Europe excluding Japan.  In addition to future royalty payments, we would receive milestone and regulatory payments based on successful achievement of clinical, regulatory and commercial objectives in specific markets. We will collaborate with Wyeth to develop additional clinical data in the Asia Pacific region to support regulatory filings in that region.

In August 2008, we signed a letter of intent with DSM Pharma Chemicals North America (“DSM”), Inc. to proceed with a proposal to purchase raw materials to produce commercial quantities of cethromycin.  Our intent is conditional upon the parties entering into a formal supply agreement which will govern the terms and conditions including but not limited to the timing of production and the milestone payment schedule.  While these conditions are pending, the parties recognize that there are lengthy lead times for the raw materials needed to be used to complete the production described in the proposal.  Therefore, we authorized DSM to procure the necessary raw materials to be used to complete the production in anticipation of entering into the formal supply agreement.  Upon execution of this agreement, we issued a purchase order to DSM for the necessary raw materials at a hypothetical cost of $4.2 million based on the exchange rates in effect at that time.  As of March 31, 2009, we have not purchased any raw materials and anticipate that some raw material components will be acquired in the second quarter.  The costs of these raw materials are subject to price increases and changes in the Euro/US Dollar exchange rate. The hypothetical cost of these raw materials at March 31, 2009 was $4.1 million.

In August 2008, we announced that the Defense Threat Reduction Agency (“DTRA”) of the U.S. Department of Defense (“DoD”) awarded us a two-year contract worth up to $3.8 million to further study cethromycin as a potential broad-spectrum medical countermeasure. The contract, part of the agency’s Transformational Medical Technologies Initiative (“TMTI”), will fund NDA-enabling studies evaluating cethromycin’s efficacy in combating Category A and B bioterror agents such as Fransicella tularensis (tularemia), Yersinia pestis (plague) and Burkholderia pseudomallei (melioidosis).  Under the terms of the contract, $1.8 million of DTRA funds are available over a nine-month base period beginning in August 2008 and the remaining $2.0 million may be awarded over the ensuing 15 months to complete the project.  In March 2009, we received notice from the DoD that it has exercised its option to award us $2.0 million under the previously announced contract.

Financial Update

Since our inception, we have incurred net losses each year. Our net loss for the three months ended March 31, 2009 was $2.3 million.  As of March 31, 2009, we had an accumulated deficit of $124.7 million. We have funded operations to date primarily from debt financings and capital contributions from our founder and Chief Executive Officer, proceeds from the initial public offering of our common stock, the subsequent sale of our common stock in three private placements, including our commercial partnership agreement with Wyeth and borrowings under our bank line of credit. In addition, we executed a Standby Equity Distribution Agreement (“SEDA”) which provides for the sale of up to $15.0 million of our common stock to an accredited investor, YA Global Investments, L.P. (“YA Global”), an affiliate of Yorkville Advisors (see below).

In April 2009, our shareholders approved an amendment to our articles of incorporation to increase the number of authorized shares from 65,000,000 to 125,000,000 including an increase in the number of authorized shares of common stock from 60,000,000 to 120,000,000.  The availability of additional shares of common stock for issuance will afford us flexibility in acting upon financing transactions to strengthen our financial position and/or commercial partnership opportunities that may arise as we advance our cethromycin commercialization program.

In April 2009, we filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission (“SEC”) and the shelf registration was subsequently declared effective by the SEC.   The shelf registration will allow us to raise capital from time to time through the sale of common stock, preferred stock and/or equity warrants.  While the aggregate amount of the securities registered on the shelf registration statement is $35.0 million, our ability to sell securities under the shelf registration statement in any given 12-month period is subject to certain SEC volume limitations relative to our non-affiliated market cap.

In September 2008, we entered into a SEDA with YA Global for the sale of up to $15.0 million of shares of our common stock over a two-year commitment period.   Under the terms of the SEDA, we may from time to time, in our discretion, sell newly-issued shares of our common stock to YA Global at a discount to the current market price of 5%. The amount of each advance is limited to the greater of $400,000 or the average trading volume for the five trading days prior to the advance notice date.  We are not obligated to utilize any of the $15.0 million available under the SEDA and there are no minimum commitments or minimum use penalties.  The amendment to our credit facility, discussed below, contains a covenant limiting our utilization of the SEDA to $9.0 million without the bank’s prior consent.  For the three months ended March 31, 2009, we had issued 2,448,309 shares to YA Global and received approximately $0.6 million through the usage of the SEDA facility.

We received a notice on April 28, 2009 from the Nasdaq Listing Qualifications Panel (the “Panel”) that the Panel has determined to delist our common stock from The Nasdaq Stock Market unless the Nasdaq Listing and Hearing Review Council (the “Listing Council”) calls the matter for review and stays the delisting.  The Panel’s decision was based on our inability to evidence compliance with the $2.5 million shareholders’ equity requirement or the $35.0 million market value of listed securities requirement of the Nasdaq Capital Market.  The Panel indicated that absent a stay by the Listing Council, the trading of our common stock on The Nasdaq Stock Market will be suspended at the open of trading on May 5, 2009.  We made a formal request that the Listing Council issue such a stay but the request was not granted.  Our common stock began trading on the OTC Bulletin Board (“OTCBB”) on May 6, 2009.  Trading on the OTCBB will allow us to sell shares of common stock under our SEDA with YA Global. Our common stock was eligible for trading on the Pink Sheets beginning on May 5, 2009.

A discussion of our ability to continue as a going concern can be found in Note 1 to the consolidated financial statements.

Results of Operations

Three months ended March 31, 2009 compared to three months ended March 31, 2008

Revenue.  We reported revenue of $411,000 for the three months ended March 31, 2009 compared to no revenues for the three months ended March 31, 2008.  Revenue in 2009 was derived from a grant awarded by the DTRA of the U.S. Department of Defense.  The contract award of $3.8 million is over a two year period which began in August 2008.

Research and development expense.  Research and development expense was $0.9 million for the three months ended March 31, 2009, approximately one-half the amount incurred in the first quarter last year.  There were no cethromycin clinical trial expenses in the quarter compared to $0.5 million in the same period last year.  Expenses related to compilation and FDA review of cethromycin totaled $0.1 million for the three months ended March 31, 2009 compared to $0.5 million for the same period last year.  Manufacturing expenses incurred in relation to process optimization activities of cethromycin were not material for the quarter ended March 31, 2009 compared to $0.2 million in the same period in the previous year.  In conjunction with work performed under the grant awarded by DTRA, we incurred costs of $0.2 million in the quarter ended March 31, 2009.

General and administrative expense.  General and administrative expenses declined $0.2 million to $1.5 million for the three months ended March 31, 2009.  This result reflects lower salary and benefit costs, decreased spending in our investor relations program and costs incurred in the same period of the prior year related to a certain marketing program.  These reductions were partially offset by increases in legal and other professional services.

Interest income.  Interest income declined $155,000 to $2,000 for the three months ended March 31, 2009, resulting from a decrease of cash, which was used for the continued development and funding of cethromycin.

Interest expense. Interest expense increased $148,000 in the three months ended March 31, 2009 as compared to the same period last year.  In October 2008, we borrowed an additional $6.0 million on our line of credit for the continued development and funding of cethromycin.

Liquidity and Capital Resources

We have devoted substantially all of our cash resources to research and development and general and administrative expenses.  To date, we have not generated any revenues from the sale of products, and we do not expect to generate any such revenues in the near term, if at all.  As a result, we have incurred an accumulated deficit of $124.7 million as of March 31, 2009 and we expect to incur significant operating losses for the foreseeable future.  As of March 31, 2009 we had negative working capital of $4.2 million.  Cash and cash equivalents were $0.5 million as of March 31, 2009.  Since our inception in 1999 to August 2005, we financed our operations primarily through debt and capital contributions from our founder and controlling stockholder and borrowings under our bank line of credit.  In August 2005 we completed our initial public offering in which we raised $28.7 million, net of underwriters discount and offering costs.  Since that time, we have completed three private placements in which we raised $52.8 million, net of underwriters’ discounts and offering costs and raised additional debt financing through our $10.0 million bank line of credit. In addition, we executed a SEDA which provides for the sale of up to $15.0 million of our common stock to an accredited investor, YA Global, an affiliate of Yorkville Advisors (see Note 2 to the consolidated financial statements). For the three months ended March 31, 2009, we had issued 2,448,309 shares to YA Global and received approximately $0.6 million through the usage of the SEDA facility.   Through May 7, 2009 we issued an additional 2,732,919 shares to YA Global and received approximately $0.9 million in cash proceeds.

In September 2001, we incurred indebtedness under a $2.0 million promissory note with the Chief Executive Officer of the Company, which bears interest at 7.75%.  Principal plus any accrued interest was due in a lump sum on January 5, 2009.    On January 5, 2009, the note was extended to January 5, 2010, all other terms remained unchanged and in effect.

We have a $10.0 million revolving line of credit with a financial institution with a maturity date of January 1, 2011, and a fixed interest rate of 8.5%.  The line of credit is secured by substantially all of our assets, except that the collateral specifically excludes any rights that we may have as a result of our license agreement with Abbott for cethromycin, and is further secured by 2.5 million shares of our common stock held by ALS Ventures, LLC.  The credit agreement contains a material adverse change clause, which is subject to the judgment of the lender and, if triggered, can accelerate the payment of the debt.  The terms also include a covenant limiting the use of the SEDA to $9.0 million without the bank’s prior consent.   In October 2008, we issued warrants for the purchase of 65,000 shares of common stock at an exercise price of $1.00 per share to the lender as a closing fee.  The warrants became exercisable upon issuance and will expire five years from the date of the grant.  As of March 31, 2009 the line of credit had an outstanding balance of $10.0 million.

During the three months ended March 31, 2009, cash used in operating activities totaled $1.6 million.   Net of DTRA grant award funds, approximately $0.6 million was used for the development of cethromycin and $1.0 million for general operations.  Cash provided from financing activities totaled $0.6 million during the three months ended March 31, 2009, reflecting proceeds for the sale of 2,448,309 shares to YA Global through the SEDA facility.

Contractual Obligations

As of March 31, 2009, the annual amounts of future minimum payments under debt obligations, interest, lease obligations and other long term liabilities consisting of executed research, development and license and commercialization agreements are as follows:

	Payments Due by December 31,
	2009	2010	2011	2012	2013	Total
Notes payable and bank line of credit	$—	$2,000,000	$10,000,000	$—	$—	$12,000,000
Interest	767,852	852,026	—	—	—	1,619,878
Cethromycin clinical & NDA costs	850,931	—	—	—	—	850,931
Commercialization costs	3,171,013	1,346,420	—	—	—	4,517,433
ALS-357 clinical program	256,974	417,509	213,796	—	—	888,279
DTRA grant related costs	2,132,558	792,270	—	—	—	2,924,828
Capital leases	6,474	4,350	—	—	—	10,824

Total	$7,185,802	$5,412,575	$10,213,796	$—	$—	$22,812,173

The above table does not include the potential $30.0 million product based milestone payment under our license agreement with Abbott which we will owe Abbott if and when the FDA approves the NDA, which we estimate will occur in 2009.   Under the current contract terms, the $30.0 million payment would be due within 20 business days after receipt of regulatory approval.  Thereafter, we would owe Abbott an additional $2.5 million upon reaching $200.0 million in aggregate net sales of cethromycin and $5.0 million upon reaching $400.0 million in aggregate net sales.  The periods in which milestone obligations become payable, if at all, are only estimates due to uncertainties associated with the completion or achievement of the milestone.

In the first four months of 2009, we executed contracts totaling $0.4 million related to the regulatory review of cethromycin.

In the third quarter of 2008, we signed a letter of intent with DSM to procure raw materials to be used to produce commercial quantities of cethromycin.  The lead times for acquiring these raw materials needed to be used to complete production are lengthy.  As of March 31, 2009, we have not purchased any raw materials and anticipate that some raw material components will be acquired in the second quarter.  As of March 31, 2009, the total hypothetical cost of acquiring all raw materials is $4.1 million (reflected in the table above).  Payments related to these raw materials are expected to be made over the next two years.

We executed a contract during the second quarter of 2008 to initiate a Phase I/II clinical trial of our anti-melanoma compound ALS-357.  This trial will assess the safety, tolerability, and preliminary efficacy of ALS-357 when administered topically to patients with cutaneous metastatic melanoma.  The contract totals approximately $0.9 million which represents the upper limit of cost if the maximum number of patients is enrolled.  To the extent fewer patients are required as determined by the protocol; expenses related to the trial could be lower.  Enrollment will be based upon a number of factors which are difficult to forecast and therefore we cannot reasonably estimate the true cost of the trial beyond what is defined as the maximum limit per the contract.

Our commitments under operating leases consist of payments made to a related party relating to our facilities lease in Woodridge, Illinois.  The operating lease expired in September of 2008 and we are leasing the facilities on a month-to-month basis.  Lease obligations amounting to $84,000 relating to the three months ended March 31, 2009 were deferred and are expected to be paid later in the year.

In conjunction with the grant awarded by the DTRA, we entered into subcontractor arrangements to further study cethromycin as a potential broad-spectrum medical countermeasure.  The subcontractors’ costs are expected to be approximately $3.1 million over a two-year period which began in August 2008.

We will not be generating any product-based revenues or realizing cash flows from operations in the near term, if at all.  In order to continue our business activities during 2009, we intend to raise additional capital through the issuance of equity securities and by licensing our lead compound, cethromycin, to commercial partners.  We believe, based upon current market conditions, additional commercial partnership agreements would include a series of milestone payments, including up-front milestones that would fund our continued operations.  Although management believes we could secure additional commercial partnerships, there can be no assurances that such partnerships will be available at terms acceptable to us, if at all.   We have executed a SEDA which provides for the sale of up to $15.0 million of our common stock to an accredited investor, YA Global, subject to certain terms and conditions (see Note 2 to the consolidated financial statements).  In April 2009, we filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission (“SEC”) and the shelf registration was subsequently declared effective by the SEC.   The shelf registration will allow us to raise capital from time to time through the sale of common stock, preferred stock and/or equity warrants.  While the aggregate amount of the securities registered on the shelf registration statement is $35.0 million, our ability to sell securities under the shelf registration statement in any given 12-month period is subject to certain SEC volume limitations relative to our non-affiliated market cap.  If we raise additional capital by issuing equity securities, our shareholders could experience substantial dilution.  As a result of these uncertainties, there is significant doubt about our ability to continue as a going concern.

Our future capital uses and requirements depend on numerous forward-looking factors.  These factors include, but are not limited to, the following:

•                                          progress in our clinical development programs, as well as the magnitude of these programs;

•                                          the timing, receipt and amount of milestone and other payments, if any, from present and future collaborators;

•                                          our ability to raise additional debt or equity financing or the receipt of milestone payments that would be paid to us as a result of our entering into a commercial partnership for cethromycin, or a combination of both;

•                                          our ability to establish and maintain additional collaborative arrangements;

•                                          the resources, time and costs required to successfully initiate and complete our preclinical and clinical trials, obtain regulatory approvals, protect our intellectual property and obtain and maintain licenses to third-party intellectual property;

•                                          the cost of preparing, filing, prosecuting, maintaining and enforcing patent claims; and

•                                          the timing, receipt and amount of sales and royalties, if any, from our potential products.

If, at any time, our prospects for financing our clinical development programs are limited, we may decide to reduce research and development expenses by delaying or discontinuing certain programs.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities.  We review our estimates on an ongoing basis.  We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions or conditions.  While our significant accounting policies are described in more detail in the notes to our financial statements included in this quarterly report, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Research and Development

Research and development expenses consist of internal research costs and fees paid for contract research in conjunction with the research and development of our proprietary product portfolio.  All such costs are expensed as incurred.  Clinical trial costs incurred by third parties are expensed as the contracted work is performed.  We estimate both the total cost and time period of the trials and the percent completed as of that accounting date.  We believe that the estimates made as of March 31, 2009 are reflective of the actual expenses incurred as of that date.

Stock-based Compensation

We account for stock-based awards to employees and non-employees using the accounting provisions of Statement of Financial Accounting Standards No. 123(R) Share-Based Payments which provides for the use of the fair value based method to determine compensation for all arrangements where shares of stock or equity instruments are issued for compensation.  We use a Black-Scholes options-pricing model to determine the fair value of each option grant as of the date of grant for expense incurred.  The Black-Scholes model requires inputs for risk-free interest rate, dividend yield, volatility and expected lives of the options.  Expected volatility is based on historical volatility of our stock since August 5, 2005, the date our stock began to trade publicly.  The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.  The expected lives for options granted represents the period of time that options granted are expected to be outstanding and is derived from the contractual terms of the options granted.  We estimate future forfeitures of options based upon historical forfeiture rates.

Forward-Looking Statements and Risk Factors

This Quarterly Report on Form 10-Q, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.   Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions.  Forward-looking statements reflect management’s current expectations, as of the date of this report, and involve certain risks and uncertainties.   Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors.   Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in our Annual Report on Form 10-K.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is currently confined to our cash, cash equivalents, line of credit and certain contract manufacturing agreements. We currently do not hedge interest rate exposure. We have not used derivative financial instruments for speculation or trading purposes. Because of the short-term maturities of our cash and cash equivalents, we do not believe that an increase in market rates would have any significant impact on their realized value.

The fluctuation in the exchange rate between the U.S. Dollar and the Euro could affect amounts due under certain contract manufacturing agreements.  A hypothetical increase in the exchange rate between the Euro and the U.S. Dollar as of March 31, 2009 of ten percent would increase contract manufacturing costs by approximately $135,000.

Item 4. Controls and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report.  Based on that evaluation, our CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control

During the period covered by this report, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

On March 27, 2009, Advanced Life Sciences Holdings, Inc. (the “Company”) provided Abbott Laboratories with written notice of a dispute alleging that Abbott breached its obligations under the License Agreement for cethromycin entered into between the Company and Abbott on December 13, 2004 (the “ License Agreement “).  The Company and Abbott had been involved in business discussions to address this dispute but have been unable to reach a satisfactory resolution. The notice indicates that the Company’s purpose for raising the dispute is to recover financial damages for the value that was lost as a result of Abbott’s conduct in the matters outlined below.

The Company’s notice of dispute alleged that Abbott breached the License Agreement by its failure to prosecute and maintain the patent application for cethromycin in India and its failure to disclose to the Company that Abbott was engaged in litigation relevant to cethromycin at the time that the License Agreement was negotiated and executed.  In the notice, the Company also alleged that, following negotiations between Abbott and the Company to address Abbott’s breach, Abbott represented to the Company that it had approved an amendment to the License Agreement that would alter the Company’s milestone payments to Abbott due upon the submission and approval of a New Drug Application (“ NDA “) for cethromycin to the US Food and Drug Administration (“ FDA “).  The Company further alleged in the notice that it reasonably relied upon Abbott’s representation to its detriment when it submitted its NDA to the FDA, and that the Company’s financial condition was significantly impacted when Abbott retracted its approval following the Company’s NDA submission.

Per the Alternative Dispute Resolution provisions of the License Agreement, the Company and Abbott have twenty-eight (28) calendar days after such notice is received to resolve the dispute through good faith business negotiations after which time an Alternative Dispute Resolution proceeding may be initiated.  The Company indicated in its letter to Abbott that, in the event the matter is not resolved within the time period stated above, the Company will pursue Alternative Dispute Resolution under the terms of the Agreement.  The matter was not resolved within the time period stated above and the Company has provided Abbott with notice that it will pursue Alternative Dispute Resolution.  The Alternative Dispute Resolution provisions of the License Agreement provide for an expedited arbitration process, which the Company currently anticipates should be resolved within six (6) months from the date of commencement.

Item 1A. Risk Factors

Our business, financial condition, operating results and cash flows may be impacted by a number of factors, including those set forth in Item 1A of Part I of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.  Set forth below are material changes in our risk factors since the 2008 Form 10-K.  The information presented below updates, and should be read in conjunction with, the risk factors and other information disclosed in our 2008 Form 10-K and this Quarterly Report on Form 10-Q.

Due to Nasdaq’s determination to delist our common stock, you may have difficulty trading our securities and our securities may trade at a lower market price than they otherwise would.

Since being delisted from Nasdaq, trading in our common stock is conducted on the OTC Bulletin Board and in the over-the-counter market in the so-called “pink sheets.” Because of this, you may not be able to sell as many securities as you desire, you may experience delays in the execution of your transactions and our securities may trade at a lower market price than they otherwise would.  In addition, our securities could become subject to the SEC’s “penny stock rules.” These rules would impose additional requirements on broker-dealers who effect trades in our securities, other than trades with their established customers and accredited investors. Consequently, the delisting of our securities and the applicability of the penny stock rules may adversely affect the ability of broker-dealers to sell our securities, which may adversely affect your ability to resell our securities. The delisting of our securities from Nasdaq could also have other negative results, including the potential loss of confidence by employees and others, the loss of institutional investor interest and fewer business development and commercial partnership opportunities.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds

In September 2008, the Company entered into a SEDA with YA Global for the sale of up to $15.0 million of shares of the Company’s common stock over a two-year commitment period.  Under the terms of the SEDA, the Company may from time to time, in its discretion, sell newly-issued shares of its common stock to YA Global at a discount to the current market price of 5%.  As previously disclosed in its 2008 Annual Report on Form 10-K and Form 8-K filed on April 10, 2009, the Company issued an aggregate of 3,099,633 shares to YA Global through April 6, 2009 and received an aggregate of $0.7 million in proceeds through the usage of the SEDA facility.

Between April 7, 2009 and May 7, 2009, the Company issued an additional 2,081,595 shares to YA Global through the SEDA.  As a result of these issuances, the Company received an additional $0.8 million in net proceeds that were used for working capital and other general corporate purposes.  The shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933.

Item 6. Exhibits

The following is a list of exhibits filed as part of this Form 10-Q:

Number		Description

3.	1	Second Amended and Restated Certificate of Incorporation of Advanced Life Sciences Holdings, Inc. (as filed in our Registration Statement on Form S-3 as exhibit 4.1 on April 8, 2009)

31.	1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.	2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.	1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.	2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

 *  Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Advanced Life Sciences Holdings, Inc.

	By:	/s/ Michael T. Flavin, Ph.D.

Michael T. Flavin, Ph.D.
Chairman of the Board
and Chief Executive Officer

	By:	/s/ John L. Flavin

John L. Flavin
President and
Chief Financial Officer

Dated: May 12, 2009

EXHIBIT INDEX

Number		Description

3.	1	Second Amended and Restated Certificate of Incorporation of Advanced Life Sciences Holdings, Inc. (as filed in our Registration Statement on Form S-3 as exhibit 4.1 on April 8, 2009)

31.	1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.	2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.	1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.	2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*  Filed herewith.

PROSPECTUS

10,361,251 Shares of Common Stock

This prospectus relates to the public offering of shares of our common stock by YA Global Investments, L.P., the selling stockholder. The selling stockholder may sell under this prospectus up to 10,361,251 shares of our common stock.  We issued 393,339 shares of our common stock to the selling stockholder as a commitment fee and may from time to time issue all or a portion of the $15 million worth of additional shares to the selling stockholder at 95% of the market price at the time of such issuance determined in accordance with the terms of a Standby Equity Distribution Agreement dated as of September 29, 2008 (the “SEDA”) by and between Advanced Life Sciences Holdings, Inc. and YA Global Investments, L.P., and 9,967,912 of such additional shares may be sold by the selling stockholder under this prospectus.  The selling stockholder may sell shares from time to time on or off the Nasdaq Capital Market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions.  None of the proceeds from the sale of stock by the selling stockholder will be placed in escrow, trust or any similar account.

For additional information on the methods of sale that may be used by the selling stockholder, see the section entitled “Plan of Distribution” on page 18. We will not receive any of the proceeds from the sale of these shares. However, we will receive proceeds from the selling stockholder from the initial sale to such stockholder of these shares. We have and will continue to bear the costs relating to the registration of these shares.

Our common stock is quoted on the Nasdaq Capital Market under the symbol “ADLS.” On February 25, 2009 the last sale price of our common stock was $ 0.24 per share.  The shares of common stock registered hereunder are being offered for sale by the selling stockholder at prices established on the Nasdaq Capital Market or other principal trading market for our common stock during the term of this offering.

Investment in our common stock involves risks.

See “Risk Factors” beginning on page 1 of this prospectus.

With the exception of YA Global Investments, L.P., which is an “underwriter” within the meaning of the Securities Act of 1933, as amended, no other underwriter or person has been engaged to facilitate the sale of shares of our stock in this offering.  The Securities and Exchange Commission may take the view that, under certain circumstances, any broker-dealers or agents that participate with the selling stockholder in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 2, 2009

If it is against the law in any state to make an offer to sell these shares, or to solicit an offer from someone to buy these shares, then this prospectus does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

COMPANY INFORMATION

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel drugs in the areas of infection, oncology and respiratory diseases. We were incorporated in Delaware in 2004. Our operating subsidiary, Advanced Life Sciences, Inc., was incorporated in Illinois in 1999. Our principal executive offices are located at 1440 Davey Road, Woodridge, Illinois 60517. Our telephone number is (630) 739-6744. Our web site is http://www.advancedlifesciences.com.  Except for the documents referred to under “Where You Can Find More Information” which are specifically incorporated by reference into this prospectus, we do not intend the information found on our web site to be part of this prospectus and our web site may not contain all of the information that is important to you.

“Advancing Discoveries For Health” and the Advanced Life Sciences logo are trademarks of Advanced Life Sciences, Inc.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to the information, documents or reports included or incorporated by reference in this prospectus and, if applicable, any prospectus supplement or other offering materials, you should carefully consider the risk factors in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008, which are incorporated by reference into this prospectus in their entirety.  If any of the events or developments described therein actually occurs, our business, financial condition and results of operations may suffer. In that case, the value of our common stock may decline, and you could lose all or part of your investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of Advanced Life Sciences Holdings, Inc. to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact could be deemed forward-looking statements, including any projections of revenue, expenses, earnings or losses from operations, or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning product research, development and commercialization timelines; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to above include risks that are described under the heading “Risk Factors” in our Annual Report on Form 10-K and elsewhere in this prospectus and that are otherwise described from time to time in our Securities and Exchange Commission reports filed after this prospectus.

The forward-looking statements included in this prospectus and the documents incorporated herein by reference represent our estimates as of the date of this prospectus or such document, as the case may be. We specifically disclaim any obligation to update these forward-looking statements in the future. These forward-looking statements should not be relied upon as representing our estimates or views as of any date subsequent to the date of this prospectus or such document incorporated herein by reference, as the case may be.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholder. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholder. However, we may receive up to $15 million in proceeds from the sale of shares of common stock to YA Global pursuant to the SEDA.  In light of current prevailing trading prices of our common stock as reported by the Nasdaq Capital Market and the formula for pricing for the issuance of shares under the SEDA described below, the shares of common stock covered by the registration statement of which this prospectus is a part are not likely to be sufficient to raise the full $15 million maximum amount available under the SEDA.  See “Selling Stockholder” and “Plan of Distribution” described below.

For each share of Common Stock purchased under the SEDA, YA Global will pay ninety-five percent (95%) of the lowest daily volume weighted average price (“VWAP”) during the five (5) consecutive trading days after the Advance Notice Date (as such term is defined in the SEDA). Each such Advance may be for an amount not to exceed the greater of $400,000 and the average daily trading volume of the Company’s common stock for the five (5) consecutive trading days prior to the Advance Notice Date. Each

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Advance Notice Date must be no less than five (5) trading days after the prior Advance Notice Date.

We anticipate, and have represented to YA Global in the SEDA, that the proceeds received under the SEDA will be utilized only for working capital and general corporate purposes.

DIVIDEND POLICY

We have neither declared nor paid dividends on our common stock since our inception and do not plan to pay dividends in the foreseeable future. Any determination in the future to pay cash dividends will depend on our financial condition, capital requirements, result of operations, contractual limitations and other factors deemed relevant by the board of directors.

DILUTION

The net tangible book deficit of the Company as of December 31, 2008 was $12,828,402 or $0.31 per share of common stock. Net tangible book deficit per share is determined by dividing the tangible book deficit of the Company (total tangible assets less total liabilities) by the number of outstanding shares of our common stock. Because this offering is being made solely by the selling stockholder and none of the proceeds will be paid to the Company, our net tangible book deficit will be unaffected by this offering. Our net tangible book deficit and our net tangible book deficit per share, however, will be impacted by the common stock to be issued under the SEDA. The amount of dilution will depend on the offering price and number of shares to be issued under the SEDA. The following example shows the dilution to new investors at an assumed offering price of $0.24 per share (the last reported sale price of our common stock on February 25, 2009).

Although we are registering only 10,361,251 shares of common stock, if we assume that such shares were sold at an assumed offering price of $0.24 per share, less an underwriting discount equal to five percent (5%), less offering expenses of $175,102, our net tangible book deficit as of December 31, 2008 would have been $10,641,139 or $0.21 per share. Such an offering would represent an immediate reduction in net tangible book deficit to existing stockholders of $0.10 per share and an immediate dilution to new stockholders of $0.45 per share. The following table illustrates the per share dilution:

Assumed public offering price per share		$0.24
Net tangible book deficit per share before this offering	$0.31
Increase attributable to new investors	$0.10
Net tangible book deficit per share after this offering		$0.21
Dilution per share to new stockholders		$0.45

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The offering price of our common stock is based on the then-existing market price. In order to give prospective investors an idea of the dilution per share they may experience, we have prepared the following table showing the dilution per share at various assumed offering prices:

Assumed Offering Price	No. Of Shares To Be Issued(1)	Dilution Per Share To New Investors

$0.24	10,361,251	$0.45
$0.18	10,361,251	$0.40
$0.12	10,361,251	$0.35
$0.06	10,361,251	$0.30

(1)         This represents the maximum number of shares of common stock that are being registered pursuant to the SEDA at this time.

The issuance of the 10,361,251 shares pursuant to the SEDA will have a dilutive impact on our existing stockholders. Please see “Risk Factors — There are Substantial Risks Associated with the Standby Equity Distribution Agreement” in our Form 10-K for the year ended December 31, 2008, incorporated by reference in this prospectus.

MARKET PRICE INFORMATION

Our common stock has been traded on the Nasdaq Capital Market under the symbol ADLS since September 21, 2007 and prior to that on the Nasdaq National Market since August 4, 2005. The following table provides the high and low sales prices for our common stock as reported for the periods indicated.

	High	Low
Quarter ended March 31, 2007	$3.11	$2.31
Quarter ended June 30, 2007	$3.97	$2.24
Quarter ended September 30, 2007	$2.82	$1.29
Quarter ended December 31, 2007	$2.85	$1.55
Quarter ended March 31, 2008	$1.79	$0.67
Quarter ended June 30, 2008	$1.66	$0.88
Quarter ended September 30, 2008	$1.45	$0.67
Quarter ended December 31, 2008	$0.87	$0.15
Period from January 1, 2009 to February 25, 2009	$0.45	$0.14

On February 25, 2009, the last reported sale price of our common stock on the Nasdaq Capital Market was $0.24 per share. As of February 25, 2009, there were approximately 29 shareholders of record of our common stock.

SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

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	Years ended December 31,					Period from Inception (January 1, 1999) to
	2008	2007	2006	2005	2004	December 31, 2008

Statement of Operations Data:

Revenue	$240,830	$—	$39,788	$121,451	$319,780	$2,482,819
Operating expenses
Research and development (1)	15,709,293	25,735,759	17,202,113	3,121,616	25,661,868	98,560,700
Selling, general and administrative	7,116,549	6,839,575	5,457,395	3,237,997	1,649,953	27,048,637

Loss from operations	(22,585,012)	(32,575,334)	(22,619,720)	(6,238,162)	(26,992,041)	(123,126,518)

Interest income	(306,846)	(717,884)	(1,651,916)	(272,216)	—	(2,948,862)
Interest expense	525,703	466,963	511,884	478,300	194,877	3,148,853
Gain on disposal (2)	—	—	(939,052)	—	—	(939,052)

Net other (income) expense	218,857	(250,921)	(2,079,084)	206,084	194,877	(739,061)

Net loss	(22,803,869)	(32,324,413)	(20,540,636)	(6,444,246)	(27,186,918)	(122,387,457)

Less subsidiary accumulating preferred
dividends for the period	175,000	175,000	175,000	175,000	175,000	1,669,792

Net loss allocable to common shareholders	$(22,978,869)	$(32,499,413)	$(20,715,636)	$(6,619,246)	$(27,361,918)	$(124,057,249)

Basic and diluted loss per common share (3)	$(0.59)	$(1.12)	$(0.78)	$(0.49)	$(13.27)

Weighted average shares outstanding (3)	39,098,943	28,910,041	26,546,785	13,610,694	2,062,351

	2008	2007	2006	2005	2004

Consolidated Balance Sheet Data:

Cash and cash equivalents	$1,527,108	$18,324,991	$27,054,947	$15,224,932	$194,555
Total assets	2,820,053	19,911,542	30,509,679	16,021,910	1,015,932
Long-term debt, less current portion	11,915,000	5,915,000	3,923,810	5,905,634	2,027,279
Total liabilities (4)	15,197,594	12,250,568	9,115,174	7,726,173	19,289,733
Deficit accumulated during development stage	(122,387,457)	(99,583,588)	(67,259,175)	(46,718,539)	(40,274,293)
Total stockholders equity (deficit)	$(12,377,541)	$7,660,974	$21,394,505	$8,295,737	$(18,273,801)

(1)

Amount for 2004 includes approximately $24.5 million of in-process research and development expense related to compounds licensed from Abbott Laboratories in December 2004. See Note 12 to the consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(2)

Amount for 2006 results from sale of ALS Inc.’s 50% interest in Sarawak MediChem Pharmaceuticals. See Note 3 to the consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(3)	Amount for 2004 has been restated to give effect to a 3.97-to-1 stock split authorized in June of 2005.
See Note 1 to the consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
(4)

Amount for 2004 includes $14.0 million in payments made in 2005 under our license agreement with Abbott Laboratories executed in December 2004. See Note 12 to the consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

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OTHER INFORMATION REGARDING THE COMPANY

Additional information regarding our business, properties, legal proceedings, equity compensation plans, changes in and disagreements with the accountants on accounting and financial disclosure, quantitative and qualitative disclosures about market risk and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Additional information regarding our directors and executive officers, executive compensation, security ownership of certain beneficial owners and management and certain relationships and related transactions is incorporated in this prospectus by reference to our definitive proxy statement filed with the SEC on February 25, 2009.

SELLING STOCKHOLDER

The following information contains a description of the selling stockholder’s relationship to the Company and how the selling stockholder acquired (or shall acquire) the shares to be sold in this offering. Capitalized terms used but not defined in this section shall have the meanings given to them in the SEDA, as defined above. The selling stockholder has not held a position or office, or had any other material relationship, with the Company, except as follows:

YA Global Investments, L.P. (YA Global). YA Global is the investor under the SEDA. All investment decisions of, and control of, YA Global are held by its investment manager, Yorkville Advisors, LLC (“ Yorkville Advisors “). Mr. Mark Angelo, the portfolio manager of Yorkville Advisors, makes the investment decisions on behalf of and controls Yorkville Advisors. YA Global acquired, or will acquire, all shares being registered in this offering in financing transactions with the Company.

On September 29, 2008, the Company and YA Global entered into the SEDA pursuant to which the Company has the opportunity, for a two-year period beginning on the date on which the SEC first declares effective a registration statement registering the resale of our shares by YA Global, to sell shares of our common stock to YA Global for a total purchase price of up to Fifteen Million Dollars ($15,000,000). YA Global intends to sell up to 9,967,912 of these shares of our common stock, along with 393,339 shares issued to them under the SEDA as a commitment fee, under this prospectus.

For each share of common stock purchased under the SEDA, YA Global will pay ninety-five percent (95%) of the lowest daily VWAP during the five (5) consecutive trading days after the Advance Notice Date. Each such Advance may be for an amount not to exceed the greater of $400,000 and the average daily trading volume of the Company’s common stock for the five (5) consecutive trading days prior to the Advance Notice Date. Each Advance Notice Date must be no less than five (5) trading days after the prior Advance Notice Date.

We paid $25,000 to YA Global as a structuring and due diligence fee and issued $300,000 worth of stock, which is included in the shares under this prospectus, as a commitment fee under the SEDA. We may terminate the SEDA upon fifteen (15) trading days of prior notice to YA Global, as long as there are no Advances outstanding and we have paid to YA Global all amounts then due. A copy of the SEDA is attached as Exhibit 4.1 to the Company’s Current Report on Form 8-K as filed with the SEC on October 3, 2008.

We relied on the exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof and the rules and regulations promulgated thereunder to issue the 393,339 shares as a commitment fee and will rely on such exemption in issuing additional shares from time to time under the SEDA. The private placement was and will be made without general solicitation or advertising. The shares of common stock were and will be offered and sold only to a purchaser that is an “accredited investor” as such term is defined in Rule 501 under the Securities Act.

The below table and the accompanying footnotes are prepared based in part on information supplied to us beginning on September 29, 2008 by the selling stockholder. The table and footnotes assume that the selling stockholder will sell all of such shares, including the shares issuable under the SEDA which have not at this time been issued. However, because the selling stockholder may sell all or some of their shares under this prospectus from time to time, or in another permitted manner, we cannot assure you as to the actual number of shares that will be sold by the selling stockholder or that will be held by the selling stockholder after completion of any sales. We do not know how long the selling stockholder will hold the shares before selling them. Information concerning the selling stockholder may change from time to time and changed information will be presented in a supplement to this prospectus if and

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when necessary and required.

	Shares Beneficially Owned Prior to Offering			Number of Shares Being Offered		Shares Beneficially Owned After Offering(1)
	Number		Percent	Number	Percent	Number		Percent
Selling Stockholder
YA Global Investments, L.P.	393,339	(2)	1.0%	10,361,251	100%	0	(3)	0%

(1)	Assumes the sale of all shares being offered in this prospectus.

(2)

This number represents the shares issued to the selling stockholder as a commitment fee under the SEDA and does not include any shares which may be sold to the selling stockholder pursuant to the terms of the SEDA.

(3)

The total number of shares that may be issued and sold to the selling stockholder under the SEDA depends on the prevailing market price at the time of such sales and is not currently determinable, but is limited to $15 million and subject to the other terms and conditions of the SEDA. The number of shares sold under the SEDA to the selling stockholder may be greater than 10,361,251, which is the total number of shares that the selling stockholder may sell from time to time under this prospectus.

PLAN OF DISTRIBUTION

The selling stockholder of the common stock and any of its pledgees, assignees and successors-in-interest (the “Selling Stockholders”) may, from time to time, sell any or all of their shares of common stock on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling shares:

•              ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•              block trades in which the broker dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•              purchases by a broker dealer as principal and resale by the broker dealer for its account;

•              an exchange distribution in accordance with the rules of the applicable exchange;

•              privately negotiated transactions;

•              broker dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•              through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•              a combination of any such methods of sale; or

•              any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker dealers engaged by the Selling Stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.

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In connection with the sale of the common stock or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Common Stock in the course of hedging the positions they assume. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

YA Global is, and any other Selling Stockholders, broker-dealers or agents that are involved in selling the shares may be deemed to be, an “underwriter” within the meaning of the Securities Act in connection with such sales. With respect to YA Global and any other Selling Stockholders, broker-dealers or agents deemed to be underwriters, any commissions received by such party and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed eight percent (8%).

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because YA Global is, and any other Selling Stockholder may be deemed to be, an “underwriter” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the Selling Stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the Selling Stockholders without registration and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF CAPITAL STOCK

The following information describes our common stock, as well as options to purchase our common stock, and provisions of our amended and restated certificate of incorporation and our bylaws. This description is only a summary and is qualified by reference to our certificate of incorporation and bylaws. Our certificate of incorporation and bylaws have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

Our authorized capital stock consists of 60,000,000 shares of our common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock that may be issued in one or more series.

Common Stock

As of February 25, 2009, there were 42,063,563 shares of our common stock outstanding and held of record by 29 stockholders. In addition, as of February 25, 2009, 3,077,728 shares of our common stock were subject to outstanding options and

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10,292,161 shares of our common stock were subject to outstanding warrants.

The holders of our common stock are entitled to vote upon all matters submitted to a vote of our stockholders and are entitled to one vote for each share of common stock held. The holders of common stock are entitled to receive such dividends, payable in cash, stock or otherwise, as may be declared by our board out of any funds legally available for the payment of dividends. If we voluntarily or involuntarily liquidate, dissolve or wind-up, the holders of common stock will be entitled to receive after distribution in full of the preferential amounts, if any, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them. Holders of common stock have no preferences or any preemptive conversion or exchange rights.

Preferred Stock

Under our amended and restated certificate of incorporation, our board of directors, without any further action by our stockholders, will be authorized to issue shares of our undesignated preferred stock in one or more classes or series. The board may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company. We currently have no plans to issue any shares of preferred stock.

In connection with our spin-off from MediChem Life Sciences, Inc. in 1999, Advanced Life Sciences, Inc., our current operating subsidiary, issued 250,000 shares of its Series A preferred stock to MediChem Life Sciences. The preferred stock accumulates cash dividends at a rate of 7.0% per annum on the face liquidation amount of $2,500,000. Dividends are only payable when, as and if declared by the board of directors of Advanced Life Sciences, Inc. The preferred stock is not convertible into our common stock and only has voting rights to the extent necessary to protect the powers, preferences or rights of the shares of preferred stock. The preferred stock has a liquidation preference upon the dissolution or winding up of Advanced Life Sciences, Inc., not including a sale of all its assets or a merger or consolidation. If there were to be a dissolution or winding up of Advanced Life Sciences, Inc., the preferred stock would be entitled to a liquidation preference, prior to any distribution on the common stock, in the amount of $2,500,000 plus accrued and unpaid dividends at the time of liquidation. The total liquidation preference as of December 31, 2008 was approximately $4.2 million, including approximately $1.7 million of accrued dividends. Except in the event of a liquidation, we do not intend ever to declare or pay dividends on the outstanding preferred stock.

Stock Options

As of February 25, 2009 options to purchase a total of 3,077,728 shares of our common stock were outstanding at a weighted average exercise price of $1.63 per share and options to purchase an additional total of 1,388,652 shares of common stock may be granted under our 2005 Stock Incentive Plan.

Warrants

As of February 25, 2009, the following warrants were outstanding:

•                                        A warrant to purchase up to 14,887 shares of our common stock at an exercise price of $5.00 per share issued to Leaders Bank on December 13, 2004 in connection with entering into our bank line of credit with Leaders Bank.

•                                        A warrant to purchase up to 65,000 shares of our common stock at an exercise price of $1.00 per share issued to Leaders Bank on October 23, 2008 in connection with entering into an amended and restated line of credit with Leaders Bank.

•                                        Warrants to purchase an aggregate of 5,116,732 shares of our common stock at an exercise price of $3.81 per share were issued to various institutional investors in connection with a private placement completed by the Company on March 3, 2006. These warrants may be exercised commencing 180 days from March 3, 2006 to March 3, 2011.

•                                        Warrants to purchase an aggregate of 5,095,542 shares of our common stock at an exercise price of $2.15 per share were issued to various institutional investors in connection with a private placement completed by the Company on

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December 13, 2007. These warrants may be exercised commencing 180 days from December 13, 2007 to December 13, 2012.

Registration Rights

Under the terms of registration rights agreements with holders of 1,888,606 shares of our common stock, we have granted to these holders rights to register such shares under the Securities Act. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other stockholders, the holders of these shares are entitled, under certain circumstances, to include in the registration statement, at our expense, their shares of common stock. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. Each holder of our common stock that has the foregoing registration rights waived such rights to register any shares as part of this registration.

Anti-Takeover Effects of Provisions of Delaware Law and our Certificate of Incorporation and By-laws

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date that the stockholder became an interested stockholder, unless:

•                                        prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•                                        upon the completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•                                        on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•              any merger or consolidation involving the corporation and the interested stockholder;

•              any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•              subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•              subject to exceptions, any transaction involving the corporation that has the effect of increasing the interested stockholder’s proportionate share of the stock of any class or series of the corporation; or

•              the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person that owns, or within three years prior to the determination of interested stockholder status, did own 15% or more of the outstanding voting stock of the corporation.

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Amended and Restated Certificate of Incorporation and Bylaws

Provisions of our amended and restated certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and bylaws:

•              permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in control);

•              provide that the authorized number of directors may be changed only by resolution of the board of directors;

•              divide our board of directors into three staggered classes;

•              provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing, and also must comply with specified requirements as to the form and content of a stockholder’s notice;

•              do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

•              provide that special meetings of our stockholders may be called only by our Chairman or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is The Bank of New York Mellon. The transfer agent’s address is 480 Washington Blvd. 27th Floor, Jersey City, NJ 07310.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Winston & Strawn LLP, Chicago, Illinois. On February 8, 2005, we issued and sold 7,940 shares of our common stock to Thomas Fitzgerald of Winston & Strawn LLP at a purchase price of $8.02 per share.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the consolidated financial statements and includes explanatory paragraphs referring to uncertainty about the Company’s ability to continue as a going concern and that the Company is in the development stage), which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. Whenever a reference is made in this prospectus to any contract or other document of ours, the reference may not be complete, and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You may read and copy our SEC filings, including the registration statement or any other information Advanced Life

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Sciences Holdings, Inc. files at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to you on the SEC’s web site (http://www.sec.gov).

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus. We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

(1)  Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

(2)  Current Reports on Form 8-K filed on January 9, 2009, February 11, 2009 and February 27, 2009;

(3)  The description of our common stock contained in our Registration Statement on Form 8-A, filed on July 15, 2005 under the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description; and

(4)  Definitive Proxy Statement on Schedule 14A, filed on February 25, 2009.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the reports or documents referred to above that have been incorporated by reference into this prospectus excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents by contacting our investor relations department at 1440 Davey Road, Woodridge, Illinois 60517, telephone (630) 739-6744, or you may obtain them from our corporate website at www.advancedlifesciences.com. Except for the documents specifically incorporated by reference into this prospectus, information contained on our website or that can be accessed through its website does not constitute a part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to its website.

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Common Stock

ADVANCED LIFE SCIENCES HOLDINGS, INC.

PROSPECTUS

March 2, 2009

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell common stock and is not soliciting an offer to buy common stock in any state where the offer or sale is not permitted.